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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-~~47257~~

8-70280

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/10/2019 (MM/DD/YY) AND ENDING 06/30/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Beyondtrade Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10777 Sunset Office Drive - Suite 350
(No. and Street)

St. Louis	MO	63127
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael O. Brown 678-894-1959
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc
(Name – *if individual, state last, first, middle name*)

9221 Corbin Ave. Suite 165	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael O. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Beyondtrade Securities, Inc., as of June 30, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CFO / Fiancial & Operations Principal

Title

BENGIE MAR SOLON DIAMOS NOTARY EXPIRES GEORGIA February 18, 2022 PUBLIC FORSYTH COUNTY

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BEYONDTRADE SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5(d)

For the Period July 10, 2019 through June 30, 2020

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC** Document.

BEYONDTRADE SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
For the Period July 10, 2019 through June 30, 2020

TABLE OF CONTENTS


ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and Stockholder of Beyondtrade Securities, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Beyondtrade Securities, Inc. (the "Company") as of June 30, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of June 30, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2020.
Northridge, California
September 15, 2020

Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

BEYONDTRADE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
As of June 30, 2020

ASSETS		
Cash	$	211,278
Right of use assets		19,705
Fixed assets, net		12,125
Prepaid expenses and deposits		2,479
TOTAL ASSETS	$	245,587

LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Bank loan payable	$	70,000
Lease liability		19,601
Payroll liabilities		3,562
Accounts payable		233
Total liabilities		93,396
STOCKHOLDER'S EQUITY		
Common stock, $0.000010 par value, 10,000,000 shares authorized, issued and outstanding		100
Additional paid in capital		999,900
Retained earnings (accumulated deficit)		(847,809)
Total stockholder's equity		152,191
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	245,587

The accompanying notes are an integral part of these financial statements.

BEYONDTRADE SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
For the Period July 10, 2019 through June 30, 2020

NOTE 1: Organization and Summary of Significant Accounting Policies

Organization and Business

Beyondtrade Securities, Inc. (the "Company") is a Delaware corporation formed in 2017 under the name Mypaltrade Securities, Inc. and changed its name to Beyondtrade Securities, Inc. in December 2019. The Company is a wholly owned subsidiary of Beyondtrade Securities Group, Inc. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and received membership approval from the Financial Industry Regulatory Authority (FINRA) on July 10, 2019. The Company has approval from FINRA to provide on-line and electronic brokerage service on an agency basis to retail customers in listed and over-the-counter equity and option securities and exchange traded funds. As of June 30, 2020, the Company has not commenced brokerage operations with retail customers.

Revenue Recognition

The Company recognizes revenue in accordance with FASB ASC Topic 606 on a settlement date basis for customer securities transaction. There were no unsatisfied performance obligations at June 30, 2020.

Income Taxes

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Agreements with clearing brokers

The Company has signed a Letter of Intent with a clearing broker-dealer to execute a fully-disclosed clearing agreement with the clearing broker. Under the agreement the Company will not carry, or clear customer accounts and all customer transactions will be introduced to, and executed and cleared by, its clearing broker on behalf of the Company. The Company's agreement with its clearing brokers will provide that as clearing broker, it will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act").

As of June 30, 2020, the Company has not executed a clearing agreement with any clearing broker and has not commenced brokerage operations with retail customers.

Fixed Assets

Fixed assets are stated at cost, net of depreciation. Depreciation is computed by the straight-line method over the estimated useful lives of the assets.

NOTE 2: Recently Issued Accounting Pronouncements

Effective June 9, 2019, the Company adopted the new FASB accounting standard ASC 842, Leases, which governs the accounting and reporting of leases by lessees. Lessor accounting and reporting is largely unchanged. ASC 842 generally applies to leases that have a lease term greater than 12 months at lease commencement, or that include an option to purchase the underlying asset the Company is reasonably certain to exercise. ASC 842's principal changes are: 1) recognizing leases on the Statement of Financial Condition by recording a Right-of-use asset and a Lease liability; 2) changes in lease expense recognition during the lease term based on its classification as an Operating lease or Finance lease; and 3) expanded disclosures of lease agreements, costs and other matters. See Note 3.

NOTE 3: Leases

The Company is a lessee in a non-cancelable operating lease for office space subject to ASC 842, Leases. The lease agreement does not include a termination or renewal option for either party, or restrictive financial or other covenants. The non-cancelable operating lease is set to expire on April 30, 2021.

The components of lease cost for the year ended June 30, 2020 are as follows:

Operating lease costs	$ 21,500
Short term lease costs	1,021
Total lease costs	$ 22,521

Amounts reported in the Statement of Financial Condition as of June 30, 2020 are as follows:

Operating leases:	
Right-of-use asset	$ 19,705
Lease liability	$ 19,601

Maturities of lease liability under the non-cancelable operating lease as of June 30, 2020 are:

2021	$ 20,053
Total undiscounted lease payments	$ 20,053
Less imputed interest of 5%	(452)
Total lease liability	$ 19,601

NOTE 4: Bank Loan Payable

The Company has incurred indebtedness under the CARES Act which will be subject to review, may not be forgivable in whole or in part, and may eventually have to be repaid, potentially with interests, fines, and/or other penalties. The Company signed the loan documents under the SBA Paycheck Protection Program of the CARES Act on May 8, 2020 and received the loan proceeds of $70,000 on May 11, 2020. The loan has a 1% fixed annual interest rate with a 6-month payment deferral period. Monthly payments are first due in November 2020. There are no prepayment penalties on the loan. The receipt of these funds, and the forgiveness of the loan attendant to these funds, is dependent on the Company having initially qualified for the loan and qualifying for the forgiveness of such loan based on our future adherence to the forgiveness criteria.

Under the terms of the CARES Act and the corresponding promissory note, the use of the proceeds of the loan is restricted to payroll costs (as defined in the CARES Act), covered rent, covered utility payments and certain other expenditures that, while permitted, would not result in forgiveness of a corresponding portion of the loan. Following recent amendments to the Paycheck Protection Program, after an eight- or twenty-four-week period starting with the disbursement of the respective loan proceeds, the Company may apply for forgiveness of some or all of their loans, with the amount which may be forgiven equal to the sum of eligible payroll costs, covered rent, and covered utility payments, in each case incurred during the eight- or twenty-four-week period following the date of first disbursement. Certain reductions in the Company payroll costs or full-time equivalent employees (when compared against the applicable measurement period) may reduce the amount of their loan eligible for forgiveness.

BEYONDTRADE SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
For the Period July 10, 2019 through June 30, 2020

NOTE 5: Income Taxes

The current and deferred portions of the income tax expense (benefit) included in the Statement of Operations as determined in accordance with FASB ASC 740 are as follows:

	Current	Deferred	Valuation Allowance	Total
Federal	($ –)	(98,637)	98,637	$ –
State	$ –	–	–	$ –
Total	$ –	(98,637)	98,637	$ –

The Company has available at June 30, 2020, unused Federal net operating losses, which may be applied against future taxable income resulting in a deferred tax asset of approximately $136,000. The net operating loss begins to expire in the year 2039. A 100% valuation allowance has been established against this benefit since management cannot determine if it is more likely than not that the asset will be realized.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of June 30, 2020, the IRS has not proposed any adjustment to the Company's tax position.

NOTE 6: Fixed Assets

Fixed assets consisted of the following at June 30, 2020:

		Useful Lives
Machinery and equipment	$ 11,133	5-10
Furniture and fixtures	5,800	5-10
	$ 16,933	
Less accumulated depreciation	(4,808)	
	$ 12,125	

NOTE 7: Financial Instruments and Concentration of Risk

Financial instruments subject to risk concentration are cash and cash equivalents. The Company maintains depository cash with one banking institution. Depository accounts are insured by the Federal Depository Insurance Corporation ("FDIC") to a maximum of $250,000 per bank, per depositor. Total cash for the Company subject to the FDIC insured limit is $211,278 as of June 30, 2020.

NOTE 8: Commitments and Contingencies

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit as of June 30, 2020.

NOTE 9: Net Capital Requirements

The Company is subject to SEC Rule 15c3-1 (the Net Capital Rule), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceed 8 to 1. In addition, The Rule provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio exceeds 8 to 1.

At June 30, 2020, the Company has net capital of $207,587 which exceeded the required net capital by $202,587 and its aggregate indebtedness to net capital ratio was 0.02 to 1.

BEYONDTRADE SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
For the Period July 10, 2019 through June 30, 2020

NOTE 11: Subsequent Events

The Company has evaluated events and transactions subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events or transactions which took place that would have a material impact on its financial statements.